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June 12, 2014	Dylan W. Sherwood 212-841-5708 Dylan.Sherwood@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Ms. Monique S. Botkin

Re:	Ashmore Funds

File Nos. 333-169226; 811-22468

Dear Ms. Botkin:

I am writing on behalf of Ashmore Funds (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission on Post-Effective Amendment No. 21 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A, which you provided orally via telephone on May 23, 2014. The Trust filed the Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on April 8, 2014 to register Institutional Class, Class A and Class C Shares of Ashmore Emerging Markets Short Duration Fund, a new series of the Trust (the “Fund”). Summaries of the Staff’s comments and the Trust’s responses are set forth below. These responses will be reflected, to the extent applicable, in a Post-Effective Amendment to the Trust’s Registration Statement, which will be filed on or about June 20, 2014 pursuant to Rule 485(b) under the Securities Act.

PROSPECTUS

1.	Comment: The Staff notes that the list of expenses that are excluded from the expense limitation agreement described in footnote 3 to the “Annual Fund Operating Expenses” table does not include shareholder meeting expenses, which are referenced as an excluded expense under “Management of the Fund—Investment Manager—Expense Limitations and Waivers.” Please confirm whether shareholder meeting expenses are excluded from the Fund’s expense cap and revise the disclosure relating to the expense limitation agreement, if necessary, for consistency.

Response: Footnote 3 to the “Annual Fund Operating Expenses” table provides a concise description of the Fund’s expense limitation agreement and discloses that, among other items, extraordinary expenses are excluded from the Fund’s expense cap. The “Management of the Fund—Investment Manager—Expense Limitations and Waivers” section provides more detailed disclosure and references shareholder meeting expenses as an example of extraordinary expenses that are excluded from the expense limitation. Therefore, the Trust respectfully submits that the referenced disclosure is consistent with the expense limitation agreement and declines to revise the disclosure.

2.	Comment: Please confirm supplementally that the expense limitation agreement described in footnote 3 to the “Annual Fund Operating Expenses” table will continue in effect for at least one year from the effective date of the Fund’s registration statement.

Response: The Trust hereby provides the requested confirmation.

3.	Comment: Please confirm supplementally that fees and expenses associated with the Fund’s investments in underlying funds, including private funds, will be included under “Acquired Fund Fees and Expenses” in the “Annual Fund Operating Expenses” table if such expenses are more than 1 basis point or, if they do not exceed 1 basis point, that they will be included in the line item “Other Expenses.”

Response: The Trust hereby provides the requested confirmation.

4.	Comment: Please review the Fund’s disclosure to ensure that it accurately describes the types of derivatives the Fund will use as a part of its principal investment strategies as well as the related risks. In connection with this comment, please consider the Division of Investment Management’s observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf).

Response: The referenced disclosures have been reviewed and the Trust respectfully submits that such disclosures are consistent with the referenced letter.

5.

Comment: The “Summary Information About the Fund—Principal Investment Strategies” section of the Prospectus states that the Fund may invest in credit default swaps and the “Investment Policies and Strategies—Derivative Instruments” section of the Statement of Additional Information (“SAI”) discusses the use of total return swaps.

Please confirm that if the Fund sells credit default swaps and/or total return swaps (writes protection) it will cover the notional value of the security and add applicable disclosure to the Prospectus or SAI. In connection with this comment, please consider the Commission’s concept release relating to derivatives use by registered investment companies. See Investment Company Act Release No. 29776 (Aug. 31, 2011) (the “Derivatives Concept Release”).

Response: The Fund refers the Staff to its SAI in the section “Investment Policies and Strategies—Derivative Instruments” that contains the following disclosure with respect to the Fund’s expected practices with regard to asset coverage: “The Fund will generally cover any accrued but unpaid net amounts owed to a swap counterparty through the segregation or earmarking of liquid assets…In connection with credit default swaps in which the Fund is the buyer or the seller, the Fund will typically segregate or ‘earmark’ cash or liquid assets, or enter into certain offsetting positions, with a value at least equal to the Fund’s exposure (any accrued but unpaid net amounts owed by the Fund to any counterparty), on a mark-to-market basis (when the Fund is the buyer), or the full notional amount of the swap (minus any amounts owed to the Fund) (when the Fund is the seller).” The Fund reserves the ability to earmark liquid assets in respect of swap positions in any manner and amount that is consistent with applicable law, including Investment Company Act Release No. 10666 (April 18, 1979) and no-action relief or other guidance issued by the Staff.

6.	Comment: With regard to the Fund’s 80% investment policy in accordance with Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), (the “Name Policy”), please confirm supplementally that the Fund will use the market value of its investments in derivatives and other synthetic instruments for purposes of determining whether the Fund complies with its Name Policy or provide a basis for using a different methodology.

Response: For purposes of determining compliance with its Name Policy, the Fund generally intends to account for a derivative position by reference to its market value. In certain circumstances (e.g., where two derivative positions based on two different reference assets are combined to create synthetic exposure that has economic characteristics similar to a direct investment in a third asset), the Fund may use a different methodology to account for the exposure for purposes of its Name Policy.

7.	Comment: Please confirm that investments in Exchange-Traded Notes (“ETNs”), which are discussed on page 16 of the SAI as a permissible investment of the Fund, are not intended to be a principal investment strategy of the Fund or if such investments will be a principal strategy, please add applicable disclosure to the “Principal Investment Strategies” and “Principal Risks” in the Prospectus.

Response: The Fund confirms that, although it may invest in ETNs, such investments are not expected to be a principal investment strategy of the Fund, and, therefore, the Fund has made no changes in response to this comment.

8.	Comment: Please revise “Interest Rate Risk” in “Summary Information About the Fund—Principal Risks” to clarify that increases in interest rates will generally tend to decrease the value of existing debt instruments.

Response: The Fund has revised the referenced disclosure as follows: “Debt and other securities and instruments may decline in value due to changes in interest rates, the extended duration of principal payments at below-market interest rates, and/or prepayment. The value of most fixed income securities will generally decline in response to increases in interest rates;”.

9.	Comment: The Staff notes that the section “Summary Information About the Fund—Principal Risks—Investments in Pooled Vehicles Risk” discloses that “[i]nvesting in another investment company or pooled vehicle subjects the Fund to that company’s risks, and, in general, to a pro rata portion of that company’s fees and expenses in addition to fees and expenses charged by the Fund” (emphasis added). Please disclose the nature and amount of the fees associated with investments in private funds or registered investment companies if such investments are expected to occupy a material portion of the Fund’s investments.

Response: The Trust submits that fees associated with investments in private funds will be disclosed in the “Annual Fund Operating Expenses” table under the line item “Acquired Fund Fees and Expenses” as required by Form N-1A. The Fund has revised its SAI by adding the statement, “[p]rivate equity funds or hedge funds may charge a fee, a component of which is based on the fund’s profits or performance; such fees may be significant (e.g., 20% of the gains on the private fund’s investments),” to its SAI under “Investment Policies and Strategies—Other Investment Companies and Pooled Investment Vehicles.”

10.	Comment: Please explain supplementally whether the expected novation of the investment advisory agreement from Ashmore Investment Management Limited (“AIML”) to Ashmore Investment Advisors Limited (“AIAL”) discussed under “Summary Information About the Fund—Management of the Fund—Investment Manager” will require shareholder approval, and, if not, please explain the basis for which shareholder approval is not required.

Response: The Trust submits that the novation of the investment advisory agreement to AIAL will not result in a change of actual control or management of the investment adviser within the meaning of Rule 2a-6 under the 1940 Act and will not constitute an assignment for purposes of Section 15(a)(4) of the 1940 Act.

11.	Comment: Please note that to the extent information provided in response to Item 9 of Form N-1A in “Principal Investments and Strategies of the Fund—Principal Investment Strategies” is duplicative of the information provided in “Summary Information About the Fund—Principal Investment Strategies,” it may be omitted.

Response: The Staff’s comment has been noted.

12.	Comment: Please consider removing the statement, “The Fund’s past performance (before and after taxes) does not predict how the Fund will perform in the future,” from the section “Principal Investments and Strategies of the Fund—Principal Risks” since the Fund has not yet commenced operations and does not have performance information.

Response: The requested change has been made.

13.	Comment: Please consider referencing the risk of default of a futures commission merchant in the “Summary of Principal Risks—Counterparty and Third Party Risk” section in the Prospectus or in the “Investment Policies and Strategies—Derivative Instruments” section in the SAI.

Response: The Fund has revised the Prospectus disclosure in the “Summary of Principal Risks—Counterparty and Third Party Risk” section to refer to the risk of default of a futures commission merchant as follows:

“The Fund is also subject to counterparty risk to the extent it executes a significant portion of its securities transaction through a single broker, ~~or~~ dealer or counterparty to a derivatives transaction, such as a futures commission merchant. If the broker, ~~or~~ dealer or other counterparty fails to meet its contractual obligations, goes bankrupt, or otherwise experiences a business interruption, the Fund could…”

14.	Comment: Under “Summary of Principal Risks—Interest Rate Risk,” the disclosure refers to zero coupon and principal-only securities. Please confirm supplementally whether a substantial portion of the Fund’s assets are expected to be invested in zero coupon and principal-only securities, and, if so, please include a separate risk factor in the “Summary of Principal Risks.”

Response: The Fund respectfully submits that, although it retains flexibility to invest in zero coupon and principal-only securities, these instruments are not intended to constitute a principal investment strategy of the Fund. Therefore, no changes have been made in response to this comment.

15.	Comment: Please confirm supplementally the Fund’s expected exposure to hedge funds.

Response: Investing in hedge funds is not expected to be a principal investment strategy of the Fund.

16.	Comment: In the “Summary of Principal Risks—Valuation Risk” section, the Prospectus includes the statement, “Valuation risks may be particularly severe to the extent that the Fund invests in high yield securities, illiquid securities and derivative instruments.” Please clarify this statement by adding an explanation of why valuation risks may be particularly severe if the Fund invests in these instruments.

Response: The Trust submits that it has revised the referenced disclosure as follows: “Valuation risks may be particularly severe to the extent that the Fund invests in high yield securities, illiquid securities and derivative instruments because there may be less liquid markets for these instruments or market quotations may not be readily available for them.”

17.	Comment: Please provide a description of Mark Coombs’s and Ricardo Xavier’s business experience during the past 5 years pursuant to Item 10(a)(2) of Form N-1A in the section “Management of the Fund—Investment Manager—Investment Team.”

Response: The requested change has been made.

18.	Comment: Please add the statement “subject to applicable law” to the first sentence in the section “How to Sell or Exchange Shares—Involuntary Redemptions” to clarify that involuntary redemptions are subject to certain legal requirements.

Response: The requested change has been made.

Statement of Additional Information

19.	Comment: The Staff notes that short sales are discussed under “Investment Policies and Strategies” in the SAI. Please confirm supplementally that short sale expenses will be included in the “Annual Fund Operating Expenses” table in the Prospectus.

Response: The Trust confirms that the expenses of short sales will be reflected in the “Annual Fund Operating Expenses” table to the extent required by Item 3 of Form N-1A.

20.	Comment: In regard to the Fund’s fundamental investment policy with respect to industry concentration in the section “Investment Restrictions,” the Staff notes that Section 8(b) of the 1940 Act refers to a fund’s policies with respect to investments in “a particular industry or group of industries.” Please clarify the Fund’s concentration policy to reflect the language used in Section 8(b) of the 1940 Act and explain what is meant by the statement, “[t]he industry concentration policy does not preclude the Fund from investing in issuers in a group of related sectors or industries,” in the note following the concentration policy.

Response: The Fund respectfully submits that its policy with respect to industry concentration sets forth clearly that the Fund will not concentrate its assets in a particular industry except as otherwise permitted by regulatory authority having jurisdiction from time to time. The statement that the Fund may invest in issuers in a group of related sectors or industries is intended to convey that there is no limitation on the Fund’s ability invest in issuers in a group of sectors or industries, including sectors or industries that may be related, so long as the Fund does not concentrate its assets in issuers in a single industry.

* * * * *

On behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

* * * * *

We believe that this submission responds to the Staff’s comments. Please feel free to call me at (212) 841-5708 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Dylan W. Sherwood

Dylan W. Sherwood

cc:	Paul Robinson, Ashmore Investment Management Limited

Brian Walker, Ashmore Equities Investment Management (US) LLC

David C. Sullivan, Ropes & Gray LLP

Jeremy C. Smith, Ropes & Gray LLP